Exhibit 99.2


                              ZEBRA RESOURCES INC.






              GEOLOGICAL REPORT ON THE ASTRO 2006 MINERAL PROPERTY




                 OLLALA-PENTICTON AREA, OSOYOOS MINING DIVISION

                        BRITISH COLUMBIA, MAPSHEET 82E032


                         ADAM TRAVIS, BSC. MAJOR GEOLOGY


                                 AUGUST 3, 2006


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TABLE OF CONTENTS

I.    Summary and Recommendations .....................................  l
II.   Terms of Reference ..............................................  l
III.  Location and Access .............................................  2
IV.   Topography and Physiography .....................................  2
V.    Claim Details ...................................................  2
VI.   History and Previous Work .......................................  2
VII.  Regional and Property Geology ...................................  5
VIII. Local and Property Mineralization ...............................  6
IX.   Previous Geophysics .............................................  7
X.    Previous Trenching ..............................................  7
XI.   Previous Drilling ...............................................  7
XII.  Recommendations and Conclusions .................................  8
XIII. References ......................................................  9

Figure 1: Location Map ................................................  3
Figure 2: Claim Map ...................................................  4
Figure 3: Regional Geology ............................................  6

Appendix I Statement of Qualifications
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I. SUMMARY AND RECOMMENDATIONS

The Astro 2006 mineral  property  consists of a total of 8 M.T.O cells (totaling
168.29 hectares) in the Olalla area of southern B.C located approximately 10 kilometres west of the Vault Property at Okanagan Falls. The claim area is easily accessed from Hwy 3A southwest of Penticton to the Sheep Creek Forest Service road. Previous claims were held in the area between 1977-1993 by Pacific Petroleum Ltd. (Petro Canada) in the search for uranium. Work by Placer Development Ltd. from 1984-1986 led to the re-discovery of old workings in the Carboniferous-Triassic cherts to the west of the current claims. Subsequent work by QPX Minerals on both the Placer and Petro Canada claims ensued between 1986-1989. This work led to the discovery of argillic and silicified zones in Marron volcanics which returned anomalous gold, silver and molybdenum values on the Astro 34 claim of Petro Canada's.

The QPX work on the Astro 34 claim included a small (400 m x 400 m) magnetometer/VLF-EM grid, 5 trenches totaling 150 metres and 5 RC holes totaling 250 metres. The RC holes returned values up to 705 ppb Au over the 10-foot runs. This drilling also indicates a widening of silicification to 14 metres true width at a depth of 47 metres, which may be the result of the merging of two zones at depth. Continued evaluation of at least three more geophysical targets by trenching and drilling, grid expansion, test soils and geological mapping were recommended but not followed up.

The claims were then returned to Petro Canada who completed no further work and allowed them to lapse in 1993. No recorded work has taken place since the 1989-drilling program.

These previous anomalous results indicate that a gold -enriched system occurs along north-south structures that probably represent graben faults of the Trout Lake graben. Chalcedonic veinlets with anomalous gold may help to vector into areas with higher grades, particularly along un-tested structures that have been outlined by previous geophysical surveys. Similar values have been used at both the Emmanual Creek Mine in the Republic Camp ("0.02 opt Au Project") and the adjacent Vault Property ("0.1 ppm grade contour") to help locate higher-grade zones.

Accordingly, a two-phase program of geological, geochemical, geophysical surveys followed by trenching is recommended for the Astro 2006 property.

The estimated cost of the proposed fieldwork is $US 15,000 for the initial phase and an additional $US 75,000 for a contingent second phase.

II. TERMS OF REFERENCE

This report is intended as a description of the geology of the Astro 2006 claim area, a review of available pertinent technical data and a set of recommendations for a preliminary program of geological, geochemical and geophysical exploration on the property. It has been prepared at the request of Mr. Karl Kottmeier, of Zebra Resources Inc. and is based on geological descriptions contained in a number of published and unpublished reports and maps and on fieldwork carried out by the author in the area of the proposed project.

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III. LOCATION AND ACCESS

The Astro (Minfile PDL:Astro: Ford:Akira: 82ESW 190) property is located approximately 15 kilometres west of Okanagan Falls or 20 kilometres southwest of Penticton in southern British Columbia. The claims are most easily accessed via Hwy 3A west from Kaleden for about 12 kilometres to the Sheep Creek Forest Service road turnoff located between Trout and Yellow Lakes. The Sheep Creek road is taken northwesterly for a distance of approximately 7 kilometres to the claim area.

IV. TOPOGRAPHY AND PHYSIOGRAPHY

The Astro property is situated in the southern Okanagan area of British Columbia. The region has a relatively dry climate, and snow cover in winter is generally moderate. The climate in the area is semi arid with moderately warm summers and cold dry winters. Typical temperature ranges are from mid to upper 30's C in summer and -10 to -20 C in winter. Within the Astro property elevations range from 1150 metres in the main valley bottom in the southern portion of the claims to over 1400 metres in the northern portion of the claims. Slopes are generally moderate however small bluffs and steeper slopes do occur near the central portions of the claims. Southerly draining creeks and gulleys on the claims are generally intermittent and most likely reflect underlying structures. For the most part vegetation consists of jackpine forest, some of which has been infected with pine beetles.

V. CLAIMS

The Astro 2006 property consists of 8 Mineral Title Online (M.T.O) cells listed under tenure # 537414 and were acquired on July 19, 2006. They were a restake of claims previously acquired by the author by staking on April 28, 2003 and are owned 100% by Cazador Resources a private company controlled by the author. The claims were staked to cover the Astro 34 area of the PDL Project of QPX Minerals and at present cover a total of 168.293 hectares.

VI. HISTORY AND PREVIOUS WORK

The earliest record of work in the area dates back to the late 1800's with the discovery of the Giant Mascot and Hedley deposits to the west. Gold was also discovered on the nearby Dividend and Apex Mountains in the early 1900's. Several deposits from which a significant amount of gold, silver and molybdenum was shipped were discovered at Olalla in the 1920's.

In the late 1960's there was renewed interest in the area for copper exploration.

On the PDL claim to the west of the current Astro claims there is evidence of previous work in the Pre-Tertiary rocks but no published record of this work exists. A short (< 10 m) adit at the base of the cliffs cross cuts a small massive sulphide lens. According to a local prospector (L. Reichert) this was dug in the 1930's. An old cased diamond drillhole and several bulldozer trenches were believed to have been completed in 1971, although no work was filed.

The Astro claims were staked by Pacific Petroleum Ltd. (Petro Canada) in 1977 and 1979 during uranium exploration.

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                            [Figure 1: Location Map]





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               [Figure 2: Astro 2006 claim, Map Scale ~ 1:100,000]

In 1984 Placer Development Ltd. took a number of soil samples (Assessment Report 13199) in the Keremeos Creek valley to the west, which was anomalous in Au, As, Cu and Mo, which indicate a source on the east wall of the valley upstream of an alluvial fan.

In 1985 Placer completed EM/Mag geophysics and line cutting on their PDL claim (Assessment Report 14062). The claim was found to underlain by Triassic Shoemaker Formation cherts, some tuffs and greenstone intruded by Cretaceous granite and overlain by the Paleocene/Eocene volcanics. A well-defined fracture/fault set trending about N20E is evident from the airphoto's.

In 1986 QPX Minerals worked the PDL and Ford 1 claims to the west of the current Astro claims (Assessment Report 16674). A total of 496 soils and 164 rock samples were taken. Minor gold-bearing pyrite-arsenopyrite stringers were noted in cherts of the Shoemaker Formation.

In 1987 QPX Minerals completed 3 NQ drillholes (524 m), took 301 rock samples, 3005 soil samples and 50 line kilometers of ground magnetics and EM, in claims to the north and south of the PDL claim. (Assessment Report 18251).

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In 1988 QPX  Minerals  completed  23 trenches  totaling  650 metres  (Assessment
Report 18284). During the 1988 exploration, an argillic-altered and silicified system was discovered on the Astro 34 claim (east of the PDL claim and optioned from Pacific Petroleum) in biotite porphyritic andesite of the Marron volcanics. This is the area now covered by the current Astro 2006 property.

Later in 1988 and early 1989 QPX Minerals completed five reverse-circulation holes totaling approximately 250 metres and 5 trenches totaling 150 metres in the new showing area on their Astro 34 claim (Assessment Report 18527). Anomalous gold (up to 0.705 g/t Au), silver (up to 14.8 g/t Ag) and molybdenum (up to 0.15 %) values over 3 metre sections from reverse circulation drillhole PDL-89-RC-2 were found associated with chalcedonic veinlets in argillically altered Kitley Member volcanics of the Marron Formation. Magnetometry and VLF-EM surveys on 25-50 m spaced lines were completed over a 400 m x 400 m area. Three very well defined conductive lineaments with corresponding magnetic lows were identified, only a small (50 m x 100 m area) portion of one of these anomalies was tested by trenching and/or drilling.

In 1993 the claim database indicates that Petro Canada was owner of the Astro 34 claim and that they let the claim lapse.

No recorded work has occurred in the area of the current Astro claims since the 1989 RC drilling program, even though the last recorded work recommended extensions of grid coverage for VLF-EM/Mag, a test soil survey over the showing area, and trenching and drilling of the current geophysical anomalies.

In 2003 the author conducted a modest geological and geochemical program consiting of limited soil sampling and an investigation of the small gulleys that reflect underlying structures and concluded that soil sampling is partially effective in areas of minor bedrock and that the gulleys and structures extend farther than the previous geophysical program.

VII. REGIONAL AND PROPERTY GEOLOGY

The showing area lies along the western margin of a fault-bounded basin of Eocene Penticton Group rocks (shown in tan on following figure). To the west Carboniferous to Triassic Shoemaker Formation rocks (shown as blue on following figure) consisting mainly of blue-grey chert, minor limestone and greenstone that have been intruded by pyroxenite, hornblendite and serpentinite. The contact between the chert and greenstone (widely silicified) is gradational over widths of up to 10 metres. Bedding strikes northeast with moderate to steep dips to the southeast. To the east at the base of the Penticton Group lies the Springbrook Formation that consists of massive, unsorted, polymictic conglomerate and breccia with lesser sandstone and tuff. The matrix of the conglomerate and breccia is silty and green. Clasts are dominantly volcanic (45 %) and chert (35%) with lesser metamorphic rocks (10%), sediments (5%) and intrusions (5%). This is overlain by trachyandesite and andesite flows with conspicuous glomerophenocrytic clots of feldspar of the Kitley Lake Member. Highly vesicular, pyroxene-rich basaltic andesite of the Kearns Creek Member overlies the Kitley Lake member. Several north-trending faults also cut through the area and probably represent downthrown blocks as part of the Trout Lake Graben mapped by Church, 1973.

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      [Figure 3: Regional Geology and Mineral Showings (Scale - 1:250,000]

VIII. LOCAL AND PROPERTY MINERALIZATION

Two styles of gold mineralization are noted in the immediate area and consist of east-west trending small pyrite-arsenopyrite stringers in chert breccia of the Shoemaker Formation at the PDL occurrence and in argillic and silicificied systems in biotite porphyritic andesite of the Marron volcanics at the Astro occurrence.

The highest results from the pyrite-arsenopyrite stringers at PDL were from grab sample PDL-556 in 1987 which yielded 30.3 g/t Au, 22.5 g/t Ag, 0.25% Cu, 0.14% Pb, 0.57 % Zn and 3.74% As. An abandoned 10-metre adit and an old trench in area also exposed small discontinuous massive sulphide lenses.

More pertinent and covered by the current Astro 2006 claims is the argillic altered and silicified system, which is up to 20 metres wide, where tested over an open ended strike length of 140 metres. The argillic alteration envelops a silicified core, up to 3 metres wide, however reverse circulation drilling indicates a widening of silicification to 14 metres true width at a depth of 47 metres. This may be the result of the merging of two zones at depth, which appear to dip near vertical and occur along north trending faults. Anomalous gold (up to 0.70 g/t), silver (up to 14.8 g/t) and molybdenum (up to 0.15%)

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values, over 3 metre sections from the drilling were found to be associated with chalcedonic veinlets in the argillically altered Maaron volcanics.

During previous geological investigations by the author it was noted that the north trending structure(s) that intersect the 50 m x 100 m area investigated in 1988 and 1989 continue to the north for over 1 kilometre and south for at least 300 metres where the inferred structure enters valley cover. The area to the north is now easily accessed with fairly recent selective logging (pine beetle?).

IX. PREVIOUS GEOPHYSICS (AFTER ASSESSMENT REPORT 18527)

In the late fall of 1988 a small grid was established over the Astro 34 showing. A 400 metre long baseline was run at azimuth 360 degrees with 4.6 kilometres of crosslines spaced 25-50 metres apart. Lloyd Geophysics of Vancouver B.C using an EDA Omni Plus combination unit conducted magnetometer and VLF-EM surveys.

Three very well defined, north-south trending conductors were identified by the VLF-EM Survey. Only the central portion of the westernmost conductive lineament corresponds with trenching and drilling which tested the showing area. Follow up of these conductors is strongly recommended.

Along portions of the strike length of the VLF-EM conductors there is excellent correlation with magnetic lows. These zones probably represent zones of alteration (silicification) and warrant testing (by drilling)

X. PREVIOUS TRENCHING

The last assessment report (# 18527) indicates that 5 trenches totaling approximately 150 metres were dug and exposed the silicified /argillically altered zone (s). Deep overburden however made it impossible to follow the zone along strike with the equipment available. Only weakly anomalous gold values (to 235 ppb Au) and silver (to 7.8 ppm Ag) were obtained from trench samples. Previous rock chip sampling had returned values to 1030 ppb Au (PDL 88-075) and
34.1 ppm Ag (PDL 88-077).

XI. PREVIOUS DRILLING

A total of 5 reverse-circulation holes totaling approximately 250 metres were drilled in 1989 along 50 metres of strike. Three of the holes (PDL-RC-3, 4,5) were drilled on an old road in the south an angled easterly at -45, -80 and a vertical hole. The first hole was drilled approximately 25 metres north of this point and drilled east at -65 degrees. The second hole was drilled approximately another 25 metres north and oriented westerly. This second hole returned the most significant results which include 40 feet of 414 ppb Au which includes 20 feet of 650 ppb Au, located approximately 10 metres below surface.

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XII. RECOMMENDATIONS AND CONCLUSIONS

The Astro 2006 Property has been inactive since 1989 (aside from a modest examination by the author in 2003) although the last recorded work program (Assessment Report 18527) recommended the extension of grid coverage, detailed geological mapping and sampling, magnetometer and VLF-EM coverage, a test soil sampling grid over the showing area and further testing by trenching and drilling of both current and newly expected geophysical anomalies.

Trenching in 1988 was successful in exposing a zone of silicified and argillically altered volcanics up to 20 metres in width over a strike length of 140 metres. Anomalous gold values were returned from this work and recommendations included the future use of a larger backhoe.

Reverse circulation drilling (5 holes totaling ~ 250 m) in 1989 followed the alteration to a depth of 47 metres below surface at which point there was no evidence of a decrease in the strength or size of the system. Anomalous gold and silver values were obtained from drill samples (to 705 ppb Au and 14.8 ppm Ag) over 10 foot runs.

This previous work has now laid the groundwork to quickly and efficiently builds upon the work from more than 15 years ago that has never been followed up. Exploration successes at the nearby Dusty Mac and Vault Projects as well as recent successes in a similar setting at Kinross' Emmanuel Creek Mine in the Republic Camp bode well for renewed exploration in the Astro 2006 area.

At Astro north-south structures which probably represent graben faults of the Trout Lake graben have been only partially tested in a 50 m x 100 m area and have returned grab samples to 1030 ppb Au and reverse circulation chips over 10 foot runs of 705 ppb Au. Although these values are by no means economical they indicate that they system is gold bearing and similar zones at Emmanual Creek (ie. "0.02 opt Au Project") have allowed them to vector in and find new "ore" zones. A wider zone of clay alteration with smaller zones of silicification indicates that areas with more silicification need to be located, possibly at depth or along strike.

A 400 m x 400 m VLF-EM/Mag grid over the showing area has indicated at least 3 north-south coincident EM/Mag anomalies of which only the central portion of the westernmost anomaly has been tested. Expansion of this grid and testing of the current anomalies by further trenching and drilling was recommended but not undertaken.

A soil test grid was proposed over the showing area but appears to have never been conducted.

Simple prospecting on trend of the geophysical anomalies and more widespread structures along with a test soil line over the showing area is recommended at the very least.

The expansion of the 1988 grid for the purpose of conducting magnetometer and VLF-EM surveys (which have been shown to be highly effective) is also recommended and soil sampling if also proven to be effective in the test line.

Trenching of anomalous structures followed by diamond drilling could quickly follow in the mostly logged off and easily accessible area.

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ASTRO 2006 COST PROPOSAL

PHASE 1                                                           COST
Soil sampling and prospecting (14 mandays)                       7,000
Geochemical Analyses (150 soils, 50 rocks)                       5,000
Data evaluation and reporting                                    2,000
Contingency                                                      1,000
subtotal                                                        15,000
                                                                ------

PHASE 2
Geophysical Surveys ( 35 km Mag-VLF)                            35,000
Trenching- excavator (100 hours @ $125/hr)                      12,500
Trenching-sampling (500 rocks)                                  12,500
Geological supervision                                           5,000
Data evaluation and reporting                                    5,000
Contingency                                                      5,000
subtotal                                                        75,000
                                                                ------

GRAND TOTAL                                                     90,000
                                                                ======


XIII. REFERENCES

Energy Mines and Petroleum Resources Assessment Reports 14062,16674,I8251, 18284, 18527 and 27469.

Church, B.N. 1973: Geology of the White Lake Basin, Bulletin 61

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APPENDIX 1 STATEMENT OF QUALIFICATIONS

To Accompany Astro 2006 Geology Report, British Columbia, Canada, dated August 3, 2006. I, Adam Travis,B.Sc., of 5093 Cousins Place, Peachland , British Columbia V0H 1X2 do hereby certify that:

I am a consulting geologist with an office at 5093 Cousins Place, Peachland , British Columbia V0H 1X2

I graduated from the University of British Columbia in 1990 and was awarded a B.Sc. in Geology.

I have practiced my geological profession since 1986 in many parts of Canada, the United States, Mexico, China and Africa.

I have previously worked on and am familiar with the Astro property contained within this report and control the private company (Cazador Resources ltd.) which is the underlying vendor of the property.

I have gathered my information for this report from government publications, internal company memos, geological field notes and data that are believed to he reliable and accurate.

I hereby grant my permission to Zebra Resources to use this Geological Report for whatever purposes it wants, subject to the disclosures set out in this Certificate.

Dated and Signed this 3rd day of August, 2006 in Peachland, B.C


Signed /s/ Adam Travis
      ----------------------
      Adam Travis, B. Sc.

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